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In The Wind                                                 Page 1 of 7


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                     MIC NUMBERS ADD UP TO GOOD NEWS IN '98

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Based on sales numbers, motorcycling appears to be in a pretty healthy state, according to the most recent data from the Motorcycle Industry Council.

With its figures tallied through March of 1998, the MIC reports that motorcycle sales are up 20 percent across the board, with perhaps the most interesting change coming in the playbike and competition/off-road segments, which posted the highest percentage increase in the market, at just over 26 percent. Despite roadblocks such as the recent emissions laws that have been put into effect in California, year-to-date sales from the same September-to-March evaluation period show a jump from 20,527 units sold in 1997 to 25,284 units sold in 1998, with Honda leading the way via its XR lineup of motorcycles, and accounting for roughly half of the total unit sales in the category as of March.

In the competition/off-road segment of the market, which includes but is not limited to such bikes as Kawasaki KXs, Suzuki RMs and Yamaha YZs, the numbers are equally as strong. Some 31,126 units have been sold from September to March of '98, up from the 26,171 units sold during the same time period in '97. Yamaha was posting the strongest numbers as of March, with 9495 units sold - 1800 of those being YZ400F models. Also of interest was KTM, whose 1562 units sold nearly double its 818 figure for the same time period one year ago. Factoring in street bikes, total sales are up to 91,776 total units sold, well ahead of the 76,413 units sold in the same time period one year ago.


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                   HONDA EMPLOYEES KILLED IN TESTING ACCIDENT

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Two longtime members of Honda Motor Co.'s product-development division were killed during a motorcycle evaluation at Willow Springs Raceway in Rosamond, California, on Wednesday, May 27.

Killed in the accident were Dirk Vandenberg, 48, of Mission Viejo, California, and Josef Boyd, 48, of Redondo Beach, California. Vandenberg was manager of product evaluation from American Honda's product evaluation and press department and a 21-year associate of Honda. Boyd was a senior engineer in the motorcycle division of Honda R&D Americas and had been with the company for 16 years.

http://www.cyclenews.com/cycle/wind.html                              6/2/98


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In The Wind                                                 Page 4 of 7


new "evolution" of its V-twin World Superbike engine at the Mugello circuit on May 25 and 26. Directed by engineer Corrado Cechinelli, the "Reparto Esperience" has built a new type of engine that could be in use as early as the German round of the series on June 7. Ducati refused to comment on the tests, but speculation is that the Italians were concerned with the speed of the factory Honda RC45s at Monza, thus forcing them to accelerate the development of some new engine parts.

     After four years of denying health-insurance benefits to helmetless employees injured in motorcycle accidents, Connecticut firearms manufacturer STURM, RUGER AND COMPANY has decided to eliminate its helmet restriction and provide health benefits to all motorcycling employees. In 1995, the AMA instituted a program called "Riding Ruger," intended to persuade the company to reevaluate its health-insurance restrictions. The cornerstone of the program was a call for all interested motorcyclists to purchase shares of the company stock and then attend stockholder meetings to challenge the discriminatory policy. AMA representatives have attended the past four stockholder meetings to object to Ruger's unfair policy. Simultaneously, a letter-writing campaign was mounted, with individuals, clubs and entire police departments pledging not to purchase Ruger firearms until motorcyclists were treated like other company employees. Motorcyclists pointed out that the three states in which Ruger maintains offices do not require adult motorcyclists to wear helmets; that the company's requirement for its motorcycling employees to wear helmets interferes with these employees' rights to engage in legal activities while away from the workplace; and that the company has no similar policy regarding seat-belt use for motorists. "We are very pleased that Ruger has decided to extend health-care benefits to all their employees who ride," vice president of AMA government relations Robert Rasor said. "It took a lot of patience and hard work on the part of everyone who participated in the 'Riding Ruger' campaign, but that patience has now paid off."

In other legislative news, the U.S. Congress has approved an omnibus LEGISLATION that will BENEFIT MOTORCYCLISTS. The legislation, titled the Transportation Equity Act for the 21st Century (TEA 21), provides $270 million for recreational trails over a six-year period; ensures that motorcyclists' needs are represented in the development of the nation's Intelligent Transportation Systems (ITS) technology; curtails helmet-law lobbying efforts by National Highway Transportation Safety Administration (NHTSA) officials and directs the agency to focus on programs that will reduce motorcycle accidents. Additionally, TEA 21 ensures motorcycle access to all roads built with federal highway funds, thus ensuring continued access to the growing number of high-occupancy vehicle lanes in many of the nation's urban transportation corridors. "The legislation represents almost a complete victory for all motorcyclists," AMA representative Edward Moreland said. "However, we would have preferred stronger language in the final version of the bill to ensure that NHTSA was out of the lobbying business altogether. Despite this one shortcoming, motorcyclists stand to benefit greatly from the enactment of the new highway bill."

Industry duffers may be interested in taking part in the inaugural STROKER'S GOLF TOURNAMENT, hosted by former Team Kawasaki off-road legend LARRY ROESELER at the Hesperia Golf & Country Club in Hesperia, California, on August 19. The tournament will utilize a scrambles format, with four-man teams. Cash prizes are being offered for the first- through fifth-place teams, and hole-in-one prizes will include a Jet Ski with trailer and vacations to Florida or Germany. The entry fee is $200 per team, and the sign-up dealine is August 10. For more information, call 714/948-2871.

SPORT BIKE NIGHT in Sacramento, California, is looking for interested parties to display custom, exotic or unique sport or road racing motorcycles at its June 8 event. To participate, contact Mike Summers, 916/373-1557, or e-mail him at http://www.sportbikenight.com.

http://www.cyclenews.com/cycle/wind.html                             6/2/98


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In The Wind                                                 Page 5 of 7


Reigning AMA 125cc National MX Champion RICKY CARMICHAEL was profiled in the May 27 edition of the USA Today newspaper. The two-column story told of the 18-year-old Floridian's victory at the recent Mount Morris 125cc National in spite of the pain still brought from his shoulder injury at Hangtown, and also gave a brief recap of his amateur and professional career.

Corbin Pacific Inc. and CALIFORNIA CUSTOM CYCLES have teamed up to produce the world's first practical custom touring motorcycle. The Nomad is a 96-inch S&S-powered machine that features Corbin's saddlebags, fairing and chinspoiler. The parts can be rapidly removed from the machine for around-town use. For more information, call 650/941-5212.

Similarly, TITAN MOTORCYCLE CO. of America has announced the introduction of its first touring model, the Roadrunner Sport RM. The bike is said to be fully convertible from touring to cruiser configuration in minutes. Power for the Roadrunner Sport RM will come from a 107-inch S&S motor.

Multi-time amateur National MX Champion JUSTIN BUCKELEW broke his lower leg (tibia and fibula), while practicing in Marysville, California, before the Hangtown Amateur MX. Buckelew, who broke the same leg last year, will be out the rest of the amateur MX season.

Following the outcome of the recent fuel tests carried out at the Malaysian Grand Prix, the FIM will be conducting a meeting at its Swiss headquarters, inviting members of the Grand Prix Manufacturer's Association and various fuel and oil manufacturers involved in GRAND PRIX road racing to exchange views on the compulsory use of UNLEADED FUEL in the Grand Prix World Championship. The meeting is scheduled for June 8.

The Isle of Man Post Office will be releasing its 1998 TT DREAMS STAMP COLLECTION, celebrating the historic road race, on June 1. The stamp collection features Isle of Man racing legends Mike Hailwood, Dave Molyneux, Namoi Taniguchi and Joey Dunlop, as well as a stamp commemorating the Purple Helmets precision riding team. The stamp collection is available in various presentations, ranging from single stamps to limited-edition souvenir brochure with a special Honda 50th-anniversary coin. For more information, contact the Isle of Man Post Office Philatelic Bureau, P.O. Box l0M, Douglas, Isle of Man, British Isles IM99 lPB, or e-mail: stamp@po.gov.im.

The UNITED STATES CLASSIC RACING ASSOCIATION is scheduled to hold an AMA-sanctioned vintage motorcycle race at the original Laconia race track at the Gunstock Recreational Arena area in Gilford, New Hampshire, on June 14. Past race winners are expected to take part in the historic event on the 1-mile course, including Ed Fisher (1951) and Dick Klamfoth (1954). Ben Campanale, who finished second in 1938, is also scheduled to attend. For more information on the event and surrounding activities, call 603/226-5858.

KENNY ROBERTS TRAINING RANCH will be offering a two-day racing class as part of the TravelCraft GP trip, September 13-21. The class is open to riders of all levels, and humiliation is guaranteed. Former AMA champion and GP winner Jimmy Filice is tentatively scheduled to lead the class, which will take place in Barcelona, Spain. The group will also take in the Barcelona Grand Prix that same week. Non-riders are also welcome. For more information or to sign up, call TravelCraft at 800/241-1223

Actor LARRY HAGMAN will be making an appearance on an upcoming edition of Bike Week on the

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In The Wind                                                 Page 6 of 7


Speedvision network. Hagman, who had leading roles in the "Dallas" and "I Dream of Jeannie" television series, will join Speedvision's Genevieve Marie for a cruise along Southern California's Malibu coastline, and will discuss the importance that motorcycling has played in his life. The show is scheduled to air on July 14 at 8 p.m. eastern time. Check your local listings for show times in your area.

Speaking of SPEEDVISION, motorcyclists who somehow failed to get their fill of "B-GRADE" BIKER MOVIES in the '60s can review such silver-screen classics as "The Wild Angels," "Hells Angels on Wheels" and "Chopper Chicks in Zombietown" on Speedvision's "Lost Drive-In." Hosted by actor Bruce Dern, "Lost Drive-In" takes an irreverent look at the "B" movies that haunt "A" actors. In addition to these and other biker flicks, "Lost Drive-In" also showcases films centered around motorsports. "Lost Drive-In" airs on Fridays and Saturdays in the late evenings. Check your local listings.

AMERICAN SUZUKI will be the title sponsor of the inaugural SUZUKI ROCK 'N' ROLL MARATHON to be held in San Diego, California, on June 21. Nearly 18,000 runners are expected to participate in the event, and will be competing for a prize package worth more than $175,000, including a 1999 Suzuki Grand Vitara sport utility vehicle, the choice of a Suzuki Bandit 600 or Marauder 800 motorcycle, a Suzuki DF60 outboard motor and a Suzuki LT-F500F all-terrain vehicle. Suzuki will also be supplying all of the motorcycles and automobiles that will act as lead/chase vehicles for the event. Former World Champion Kevin Schwantz is scheduled to be on hand for the event.

Bremerton Raceway in Bremerton, Washington, will be the site for the "SUPER TT NORTHWEST CHALLENGE," June 13-14. Those who are set to compete include TT veteran Joe Kopp and former National MX Champion Chuck Sun. A special clay/dirt compound is being hauled in to comprise roughly 35 percent of the asphalt/dirt race surface. Post entries will be excepted the day of the event at $40 for the first class and $20 for any additional classes. For more information, see "http://www.supertt.com" on the World Wide Web for track layout and class information.

Former Central Roadracing Association Series Champion MARK MCCALL, 36, was killed in a streetbike crash in his native Minnesota on Thursday, May 28. McCall is survived by his wife and three children.

PROMOTED: Cycle News, advertising sales representative Greg Mitchell, to the position of manager, Cycle News eastern advertising office. Mitchell takes the position of brother Mark Mitchell, who has departed Cycle News to join Seals Communications.

HIRED: Jim Clark, as advertising sales representative, Cycle News eastern advertising office. Clark will be working closely with the Cycle News advertising staff to develop regional accounts.

OFFERED: Pit service support for the June 26-27 Best in the Desert race in Mesquite, Nevada, by Montclair Yamaha/Ty Davis Racing. For more information, call 1-877-TY-DAVIS.

OPENED: Mach 1 Vintage Road Racing, a service shop specializing in Ducati single-cylinder engines. Mach 1 also offers vintage road race tuning and preparation for Yamaha, Honda, BSA, Triumph, Harley-Davidson and other makes of vintage road race motorcycles. For more information, call Peter Talabach, 413/623-6022.

MARRIED: Longtime Checkers MC member Scott Stearns, to his girlfriend, Diana Menke, on May

http://www.cyclenews.com/cycle/wind.html                             6/2/98